United States
                       Securities and Exchange Commission
                             Washington, D.C. 20549

                                    FORM 6-K

                            Report of Foreign Issuer
                    Pursuant to Rule 13a-16 or 15d-16 under
                      the Securities Exchange Act of 1934


                         For the month of October 2000


                                 ICICI Limited
                (Translation of registrant's name into English)

                                  ICICI Towers
                              Bandra-Kurla Complex
                             Mumbai, India 400 051
                    (Address of principal executive office)


     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                    Form 20-F X                Form 40-F __

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.

                    Yes __                            No. X

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b).

                                Not applicable.


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                               INDEX TO EXHIBITS

Item

1.   Interim audited results of ICICI Limited for the six months ended
      September 30, 2000.
2.   Press announcement by ICICI Limited
3. Interim results of ICICI Bank Limited (subsidiary of ICICI Limited) for the six months ended September 30, 2000.

4.   Press announcement by ICICI Bank Limited (subsidiary of ICICI Limited).










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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:   October 20, 2000

                                                 ICICI Ltd.




                                                 By: /s/ Jyotin Mehta
                                                    ----------------------------
                                                    Name:  Jyotin Mehta
                                                    Title: Joint General Manager
                                                           & Company Secretary